

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2015

Via E-mail
Russell L. Gordon
Chief Financial Officer
RPM International Inc.
P.O. Box 777
2628 Pearl Road
Medina, OH 44258

> **Re: RPM International Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2014**
> **Filed August 14, 2014**
> **Form 10-Q for the Period Ended November 31, 2014**
> **Filed January 7, 2015**
> **Response Dated February 23, 2015**
> **File No. 1-14187**

Dear Mr. Gordon:

We have reviewed your response dated February 23, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 31, 2014

Exhibit 13.1

Note Q – Segment Information, page 69

1. We note your response to comment one from our letter dated February 6, 2015. In your January 7, 2015 earnings call, your CEO indicated that during the quarter ended November 30, 2014, you underperformed in "core consumer product categories with small project paints, caulks and sealants and patch repair products". Additionally, he indicated that the "Kirker fingernail enamel business had another disappointing quarterly performance". Please describe for us the source of information management uses to make these types of

statements for purposes for earnings calls and explain why it would be impracticable to use this source to provide the revenue product line disclosures described in ASC 280-10-50-40.

Form 10-Q for the Period Ended November 30, 2014

Note 2 – Specialty Products Holding Corp., page 7

2. We note your response to comment two from our letter dated February 6, 2015. In your response, you indicate that during the third quarter of fiscal 2015, you "took into consideration the increased liquidity requirements of the parent that occurred during the third quarter and the impact on the Company's plan for reinvestment of undistributed earnings." So that we may better understand the timing of your conclusion with regard to repatriation of foreign earnings, please address the following:

    *   Clarify what you are referring to by the "increased liquidity requirements of the parent that occurred during the third quarter;"
    *   Tell us how you determined that you had both the intent and ability to utilize U.S. resources for the initial and future funding of the trust from the date that you entered into the agreement in principle through November 30, 2014; and
    *   Please also confirm that when you entered into the agreement in principle in July 2014, you planned to settlement payments on the $347.5 million of promissory notes with U.S. resources. If true, please explain how your circumstances changed such that you now believe it is reasonably possible that foreign earnings may need to be used to settle these promissory notes.

Management's Discussion and Analysis of Financial Condition…, page 25

Six Months Ended November 30, 2014, page 34

3. We note your response to comment five from our letter dated February 6, 2015. To the extent that product mix is the predominant factor impacting the change in your results of operations between the periods presented, please consider providing greater context to readers by identifying the types of products that most affected product mix during the period and, if known, the reason for any changes in product mix trends between the periods presented.

      You may contact Lisa Etheredge, Staff Accountant at (202) 551-3424 or me at (202) 551-3854 if you have questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant